ALLOGENE THERAPEUTICS, INC.

210 East Grand Avenue

South San Francisco, CA 94080

April 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tyler Howes

RE:	Allogene Therapeutics, Inc.

Registration Statement on Form S-3

Filed March 14, 2024

File No. 333-277951

Ladies and Gentlemen:

Allogene Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on April 25, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Charles J. Bair of Cooley LLP and Asa M. Henin of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Charles J. Bair at (858) 550-6142, or in his absence, Asa M. Henin at (858) 550-6104.

Very truly yours,

ALLOGENE THERAPEUTICS, INC.

By:	/s/ David Chang
Name:	David Chang
Title:	President and Chief Executive Officer

cc:	Geoffrey Parker, Allogene Therapeutics, Inc.
Charles J. Bair, Cooley LLP
Asa M. Henin, Cooley LLP